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                                                                    Exhibit 99.1

                                                       Paris, September 26, 2002

Dear Shareholder,


When I became Chairman of Vivendi Universal on July 3, I arrived with the determination to rapidly complete a thorough review of the company's situation and present to our Board of Directors the strategic options necessary to redress the company and restore confidence.

After three months of intense work, surrounded by a new team, I would like to inform you of the company's situation, of our initial strategic orientations and of the actions we have already taken with regard to our company's finances.

As soon as I arrived at the company, I was faced with a severe liquidity crisis largely brought about by the downgrading of our debt by rating agencies. The most urgent of which, as the survival of the company was at stake, was to negotiate new credit facilities. We first obtained a 1 billion Euro credit facility on July 10, and then secured a commitment for a 3 billion Euro credit facility which includes the facility obtained in July.

In the immediate future, we intend to obtain an extension of the repayment date of the 1.6 billion U.S. Dollar Vivendi Universal Entertainment bridge loan. With these steps, we are leaving the crisis behind us.

Regarding the company more generally, the situation can be expressed in several words: an excessive level of debt, insufficient profitability, a complex structure, and too many unrelated activities due to numerous acquisitions, many of which were made recently. The company cannot remain as such: it must be reorganized, cleaned up, better controlled and more cost-conscious. We have already taken actions to strongly reduce costs at the company's headquarters; in particular, a reduction in expenditures for communications.

More fundamentally, reducing our debt is a prerequisite to the implementation of our strategy and to getting the company back on track. The reduction of our debt can only be achieved through a significant asset disposal program. Over the next 18 months, Vivendi Universal intends to dispose of 12 billion Euros worth of assets, including at least 5 billion Euros over the next nine months. This plan will enable the company to regain a financial situation strong enough to benefit from improved ratings - an essential step in restoring confidence.

With the exception of Vivendi Universal Publishing, these disposals are of essentially non-core businesses, which should have been sold off at some point due to the difficulties involved in managing such a complex and disparate range of activities. Agreements for some of these disposals have already been finalized and others are in progress. The disposal of our publishing activities was necessary to obtain the credit facilities needed to ensure the survival of our company. We will be vigilant in ensuring that these disposals

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Head Office                                                  New York Office
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SOCIETE ANONYME WITH SHARE CAPITAL OF 5 987 402 030.50 & RCS PARIS 343 134 763
SIRET 343 134 763 000-48

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both take into account the interests of our shareholders and respect the employees and activities involved - especially regarding the disposal of Vivendi Universal Publishing, which has raised many concerns. Be assured that we are aware of this and will take into account the cultural issues particular to each country effected.

Entertainment - music, film, TV, theme parks and games - will be the heart of the company's activities. Vivendi Universal is one of the world's leading entertainment companies and Europe's number one. Revenues generated by these activities are divided equally between Europe and North America (approximately 45% generated in each territory) and slightly more than 10% in the rest of the world. The company has excellent assets and strong prospects for growth in these activities, as well as high quality in their management teams and creative talents, and outstanding brands (Universal and Canal+). This high quality level will contribute to the enhancement of the media and communication activities.

Regarding Cegetel, Vivendi Universal is studying every possible solution that would be favorable to our shareholders and compatible with our financial goals. With regard to Vivendi Environnement, as Vivendi Universal does not wish to retake majority control, the aim is to optimize our stake and to find, with Vivendi Environnement's management, a solution that is both attractive for our shareholders and favorable to Vivendi Environnement.

As you can see, a significant amount of work has been accomplished during the past three months. We still have a long way to go, but I now believe I can say that a new start, based on transparency and a return to profitability and confidence, is possible for Vivendi Universal. I would like to thank our shareholders who, despite many difficulties, have remained faithful. Thank you for your patience. I would like to reaffirm that our priority, and the Board's priority, is to give value back to Vivendi Universal.


Sincerely,

                                                        /s/    JEAN-RENE FOURTOU
                                                     ---------------------------
                                                               JEAN-RENE FOURTOU
                                            Chairman and Chief Executive Officer

IMPORTANT DISCLAIMER

This newsletter contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize the proposed transactions; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third- party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise forward-looking statements.